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                            January 26, 2024

       Paul A. Jacobson
       Chief Financial Officer
       General Motors Co
       300 Renaissance Center
       Detroit, Michigan 48265-3000

                                                        Re: General Motors Co
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Response dated
January 11, 2024
                                                            File No. 001-34960

       Dear Paul A. Jacobson:

              We have reviewed your January 11, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20,
       2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Liquidity and Capital Resources, page 36

   1. We note your response to comment 2 and continue to believe that discussion of your cash flows at the
consolidated level should be provided pursuant to Item 303(b) of Regulation
                                                        S-K. Please tell us how
you will revise your disclosures in future filings.
       Notes to Consolidated Financial Statements
       Note 2. Significant Accounting Policies
       Revenue Recognition, page 57

   2. We note from your response to comment 4 that none of your vehicle transfers to rental car companies are accounted
for as leases, which appears to be a change from the conclusions reached at the time of
the 2017 Office of the Chief Account preclearance referenced in your response. Please
explain to us in further detail how you determined none of your
 Paul A. Jacobson
General Motors Co
January 26, 2024
Page 2
         rental car company transfers currently qualify as leases. In doing so, expand on the
         "administrative changes...to the remarking procedures" made during and since 2017, including any material revisions to your remarketing programs, and the reasons for the significant decline in percentage of vehicles transferred back to the company from rental car companies.
       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNamePaul A. Jacobson                            Sincerely,
Comapany NameGeneral Motors Co
                                                              Division of
Corporation Finance
January 26, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName